NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

News Release

Qwick Media Announces Convertible Debenture Financing

Vancouver, BC, August 7, 2015 – Qwick Media Inc. (the “Company”) (CSE: QMI) announces that, subject to regulatory approval, it will be conducting a non-brokered private placement financing (the “Financing”) of convertible debentures (each, a “Debenture”) having a minimum principal amount of CAD$10,000 per Debenture, to raise gross proceeds of up to CAD$3,000,000. The Debentures will have a maturity date of three years from the date of issuance (the “Maturity Date”), bear interest at the rate of 10% per annum, and will be convertible, at the option of the holder, into common shares of the Company at a conversion price of CAD$0.20 per share, subject to adjustment as provided for in the terms of the Debentures. The proceeds of the Financing are expected to be used for general working capital purposes. In addition, 20% of the proceeds received by the Company from the sale of each Debenture will be placed in a segregated escrow bank account by the Company, to be used solely to pay interest payable per annum on the principal amount of such Debenture, unless waived by the applicable subscriber.

Repayment by the Company of amounts owing under the Debentures will be secured by a charge over all of the assets of the Company and its wholly-owned subsidiary, Qeyos Ad Systems Inc. (“Qeyos”). All subscribers to the Financing will enter into an agency and inter-lender agreement with the Company, Qeyos and a designated subscriber to the Financing (the “Agent”), pursuant to which the subscribers will appoint the Agent to act on their behalf as to certain matters relating to the Debentures, including with respect to enforcement of the security interest.

The Financing is expected to close in multiple tranches, with the first tranche closing on or about August 28, 2015. Subscribers to the first tranche of the Financing may be all or substantially comprised of directors of the Company. As such, the closing may be classified as a “related-party transaction” as such term is defined in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). MI 61-101 requires that issuers obtain a formal valuation and minority shareholder approval of related party transactions, unless an applicable exemption is available. The Company has determined that exemptions from both such requirements are available.

The Financing remains subject to the acceptance of the Canadian Securities Exchange (the “CSE”). The Debentures and the Shares that may be issuable on conversion thereof will be subject to a statutory hold period expiring on the date that is four months and one day after closing of each respective tranche of the Financing. Finders’ fees may be payable in connection with the Financing in accordance with the policies of the CSE.

About Qwick Media

Qwick Media provides content management systems for the delivery of private channels into high traffic locations. Touch screen media, and interactive signage allow consumers to engage themselves with interactive directories, wayfinding, reward coupons and drive other on-demand media applications. To find out more please visit our new website at: http://www.qwickmedia.com

For further information, contact:

Greg Dureault
Vice-President and General Counsel
Tel. 604 338 8820
Email: greg@qwickmedia.com

Disclaimer for Forward-Looking Information

Certain statements in this press release related to the Financing and the securities issuable thereunder are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “will”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the proceeds to be raised pursuant to the Financing, the terms of the Debentures, the security interests of the holders of the Debentures, resale restrictions relating to the Debentures, the use of proceeds of the Financing and receipt of the requisite approval of the CSE. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding the Company’s ability to complete the Financing, including the risk that the Financing may not be completed as expected or at all, that the security interests may not be as set out in this news release, that the proceeds of the Financing may be used other than as set out in this news release, that the CSE may not approve the Financing, and other factors beyond the control of the Company. Such forward-looking statements should therefore be construed in light of such factors, and the Company is not under any obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.